The contents of Credit Suisse AG's/Credit Suisse International's Disclosure Reporting Pages ("DRPs") have primarily been drawn from DRPs previously filed by Credit Suisse Securities (USA) LLC ("CSSU") in its capacity as an SEC-registered broker-dealer, as CSSU and Credit Suisse AG are both under common control with CS Group AG. CSSU's DRPs date back to 1986, and thus Credit Suisse AG's disclosures will also begin in 1986. In addition, CSSU and CS Capital LLC's regulatory matter and civil matter DRPs are already available in the CRD system, and thus only one DRP will be filed for those two entities in each category. Please contact Alfred Nunn (phone number +1-212-538-6648 or alfred.nunn@credit-suisse.com) if any additional disclosures for Credit Suisse AG and its affiliated entities are necessary."

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